Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation: Bering Exploration, Inc.

2. The articles have been amended as follows:

Article I of the Articles of Incorporation is hereby deleted and restated in its entirety as follows:

ARTICLE I

NAME

The name of the corporation is Breitling Energy Corporation, hereinafter referred to as the “Corporation.”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 92.6%.

4. Effective date and time of filing: (optional) Date: January 20, 2014 Time: 8:00 a.m.

5. Signature: (required)

/s/ Jeremy Wagers
Signature of Officer